FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release of November 5, 2004 regarding revision of consolidated earnings forecast for the fiscal year ending March 31, 2005 (Prepared in accordance with U.S. GAAP)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 5, 2004	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Executive Vice President and CFO

FOR IMMEDIATE RELEASE

November 5, 2004

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Chairman of the Board and CEO

Ticker 9766 at TSE1

New York Stock Exchange, London Stock Exchange and Singapore Exchange

Contact: Toshiro Tateno

Director and Executive Corporate Officer

Tel: +81-3-5220-0573

Revision of Consolidated Earnings Forecast

for the Fiscal Year Ending March 31, 2005

(Prepared in Accordance with U.S. GAAP)

Konami Corporation hereby announces that it has revised its consolidated earnings forecast for the fiscal year ending March 31, 2005, which was previously released on May 12, 2004, as follows:

1.	Consolidated earnings forecast for the fiscal year ending March 31, 2005 (from April 1, 2004 to March 31, 2005)

				(Millions of yen)

	Net revenues	Operating income	Income before income taxes	Net income
Previous forecast (A)	275,000	28,000	27,000	15,000
Revised forecast (B)	275,000	28,000	27,000	11,000
Change (B)-(A)	—	—	—	(4,000)
Change (Percentage)	—	—	—	(26.7)%
Results for the year ended March 31, 2004	273,412	40,713	40,107	20,104

2.	Reason for the revision

We revised our earnings forecast downwards as shown above resulting from negative impact on equity in net income (loss) of affiliated companies in connection with the revision of earnings forecast for our equity method affiliates, Takara Co., Ltd. and Hudson Soft Co., Ltd. for the year ending March 31, 2005.

There is no change in the dividend forecast, which was originally announced on May 12, 2004.

(Year-end dividend: 27 yen per share; Dividend for the year: 54 yen per share including an interim dividend of 27 yen per share)

3.	Consolidated earnings forecast for the six months ending September 30, 2004 (from April 1, 2004 to September 30, 2004)

For the six months ended September 30, 2004, we believe that we marked solid sales in our all the five business segments, Computer & Video Games, Toy & Hobby, Amusement, Gaming and Health & Fitness. Net income for this interim period is expected to be 1,600 million yen resulting from negative impact on the equity in net income (loss) of affiliated companies.

				(Millions of yen)
	Net revenues	Operating income	Income before income taxes	Net income
Forecast for the six months ending September 30, 2004	114,000	11,900	11,600	1,600
Results for the six months ended September 30, 2003	129,976	21,698	22,408	10,859
Change (Percentage)	(12.3)%	(45.2)%	(48.2)%	(85.3)%

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this press release with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health and fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.